SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 3rd,  2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

            (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

            (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Ducati Motor Holding Announces 2006 First Half Results

Bologna, August 3rd, 2006 –The Board of Directors of Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH) approved today its financial results for the first half of 2006.

First half 2006 revenues were Euro 173.4 million, down 4.1% compared to Euro 180.8 million over the same period in 2005. This was due to a reduction in sales in motorcycles and spare parts, partially offset by a positive product mix and increased sales in accessories. Revenues from motorcycles for the period decreased 4.7% to Euro 134.2 million and accounted for 77.4% of revenues. 18.058 units were sold in the period. Motorcycle-related products, including spare parts, accessories and apparel, were down by 4.6% to Euro 36.6 million over the comparable period in the previous year.

Gross margin for the first half of 2006 amounted to Euro 49.0 million or 28,2% of revenues versus Euro 40.4 million or 22.3% in the first half of last year, an increase which can be attributed to an improvement in product mix and reduced cost of goods.

EDITDA was Euro 22.8 million or 13.1% of revenues for the first semester of 2006 against Euro 19.2 million or 10.6% of revenues over the same period last year, mainly due to the improved product mix.

Operating result (EBIT) for the first half of 2006 amounted to Euro 12.5 million or 7.2% of sales versus Euro 4.6 million or 2.5% of sales over the same period of 2005.

At EBT level, the result was a profit of Euro 8.9 million versus a loss of Euro 0.7 million over the same period last year.

Net result for the first semester 2006 was a profit of Euro 2.3 million compared to a loss of Euro 3.5 million in the first half of 2005.

Company net debt at June 30, 2006 was Euro 33.4 million versus Euro 116.3 million at June 30, 2005.

For the first half of 2006, unofficial Ducati registrations were down by 2% over the same period last year. Registrations in the US were up by 15%, in the non-subsidiary countries by 7% and in Japan by 3%, while registrations were down in France (-3%), Italy (-7%), Benelux (-13%), Germany (-14%) and the UK (-25%).

As of June 30, 2006 the Company did not hold any treasury shares.

Federico Minoli, Ducati Chairman and Chief Executive Officer commented: “Despite the planned reduction in volumes in terms of sales, we closed a first semester 2006 with an improved operating margin. We are beginning to see the results of the new strategy which sees Ducati focused on the sale of models with higher margin. The main objective for the coming months is to maintain a tight control on sales and production in order to avoid excessive stock and to successfully prepare for the launch of the new models”.

Enrico D’Onofrio, Ducati’s Chief Financial Officer added: “Thanks to the capital increase which was subscribed to in full, Ducati is in a solid financial position. As well as this, interest rates negotiated for the bank financing are competitive with the best market conditions and we can look ahead with confidence to the future commitments necessary to implement the Company’s relaunch plan”.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada and the new SportClassic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together.

Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, lett (t) of the Italian Legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

These materials are not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended.  Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

	01/01/06- 30/06/06	01/01/05- 30/06/05	Var%

Revenues	173.4	180.8	(4.1)%
EBITDA	22.8	19.2	18.6%
Net result	2.3	(3.5)
Net Debt	(33.4)	(116.3)
(Million Euro)

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Six Months Ended		Six Months Ended

	June, 30 2006	June, 30 2005	June, 30 2006	June, 30 2005

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€134,192	€140,739	$170,598	$178,921
Spare Parts, Accessories, Apparel	36,604	38,387	46,535	48,801
Other	2,633	1,678	3,347	2,133

Total Net Revenues	€173,429	€180,804	$220,480	$229,855

Ducati Units
			% Change

Motorcycle shipments:
North America	4,715	3,569	32.1%
Main European market	8,814	11,308	(22.1)%
Japan	1,235	1,160	6.5%
Rest of World	3,294	3,991	(17.5)%

Total	18,058	20,028	(9.8)%

Motorcycle product mix:
			% Change

Superbike	2,583	3,780	(31.7)%
Supersport	328	525	(37.5)%
Sport Naked	10,667	10,482	1.8%
Sport Touring	984	855	15.1%
Multistrada	1,186	4,386	(73.0)%
Sport Classic	2,310	0	n.a.

Total	18,058	20,028	(9.8)%

Unofficial Motorcycle Registrations:
			% Change

North America	4,521	3,933	15.0%
Main European market	11,913	13,187	(9.7)%
Japan	1,449	1,408	2.9%
Rest of World	3,680	3,439	7.0%

Total	21,563	21,967	(1.8)%

Ducati Motor Holding Group
Profit & Loss
(Euro in thousands, US$ in thousands, except for shares)

	Six Months Ended		Six Months Ended

	June, 30 2006	June, 30 2005	June, 30 2006	June, 30 2005	Percent Change

Revenues (net)	€ 173,429	€ 180,804	$220,480	$229,856	(4.1)%
Cost of goods sold	(124,457)	(140,402)	(158,222)	(178,493)

Gross Margin	48,972	40,402	62,258	51,363	21.2%
Other operating revenues	17,519	17,543	22,272	22,302
SG&A expenses	(54,297)	(51,897)	(69,028)	(65,977)
Other operating income and expenses	350	(1,491)	445	(1,896)
Operating result	12,544	4,557	15,947	5,792	175.3%
Financing expense, net	(3,598)	(5,292)	(4,574)	(6,728)

Profit/(loss)before income taxes and min.interest	8,946	(735)	11,373	(936)	(1317.1)%
Income Tax	(6,684)	(2,814)	(8,497)	(3,577)	137.5%

Net Result including minority interests	2,262	(3,549)	2,876	(4,513)	(163.7)%
Minority Interests	(2)	0	(3)	0

Net Result for the Group	2,260	(3,549)	2,873	(4,513)	(163.7)%
Shares outstanding	320,687,920	159,360,037	320,687,920	159,360,037

					Percent Change

Other Financial Data
Motorcycles Produced (Units)	18,959	20,266			(6.4)%
Motorcycles Sold (Units)	18,058	20,028			(9.8)%
Unofficial Registrations (Units)	21,563	21,967			(1.8)%
EBITDA	22,752	19,179	28,925	24,381	18.6%
EBITDA Margin	13.1%	10.6%

Note: On June 30, 2006 US$1 = 0,7866 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Period ended 30.06.2006 € 000%		Period ended 31.12.2005 € 000%

Current assets
Cash and cash equivalents	133,761		53,017
Trade receivables, net	101,617		102,232
Inventories	83,977		81,380
Other current assets	10,528		9,217

Total current assets	329,883	60.1%	245,846	53.1%

Non current assets
Property, plant and equipment -net	63,638		66,556
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	46,324		39,665
Equity investments	20		20
Deferred tax assets	22,524		24,662
Other long-term assets	367		386

Total non current assets	218,923	39.9%	217,339	46.9%

Total assets	548,806	100%	463,185	100%

Current liabilities
Short-term bank borrowings	40,403		64,148
Accounts payable - trade	105,281		85,203
Income and other taxes payables	7,936		5,537
Other current liabilities	26,379		20,202
Provisions for risks and charges - current portion	14,135		18,621

Total current liabilities	194,134	35.4%	193,711	41.8%

Long-term liabilities
Long-term debt, net of current portion	126,804		125,824
Employee benefits	9,331		9,669
Deferred income taxes	15,938		13,697
Provision for risks and charges - long term portion	1,479		1,525

Total long-term liabilities	153,552	28.0%	150,715	32.5%

Total liabilities	347,686	63.4%	344,426	74.4%

Shareholders' equity
Capital stock	163,311		82,867
Other reserves	75,214		75,559
Retained earnings (losses)	(39,684)		1,780
Results for the period	2,260		(41,464)

Total Group Shareholders' equity	201,101	36.6%	118,742	25.6%

Minority interests	19		17
Total liabilities and shareholders' equity	548,806	100%	463,185	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period ended 30.06.2006 $ 000%		Period ended 31.12.2005 $ 000%

Current assets
Cash and cash equivalents	170,050		67,400
Trade receivables	129,186		129,968
Inventories	106,760		103,458
Other current assets	13,384		11,718

Total current assets	419,380	60.1%	312,544	53.1%

Non-current assets
Property, plant and equipment - net	80,903		84,613
Goodwill and intangible assets with indefinite useful lives	109,395		109,395
Other intangible fixed assets - net	58,892		50,426
Equity investments	25		25
Deferred tax assets	28,635		31,353
Other long-term assets	467		491

Total non-current assets	278,317	39.9%	276,303	46.9%

Total assets	697,697	100%	588,847	100%

Current liabilities
Short-term bank borrowings	51,364		81,551
Accounts payable - trade	133,844		108,318
Income and other taxes payables	10,089		7,039
Other current liabilities	33,536		25,683
Provisions for risks and charges - current portion	17,970		23,673

Total current liabilities	246,803	35.4%	246,264	41.8%

Long-term liabilities
Long-term debt, net of
current portion	161,206		159,960
Employee benefits	11,862		12,292
Deferred income taxes	20,262		17,413
Provision for risks and charges - long term portion	1,880		1,939

Total long-term liabilities	195,210	28.0%	191,604	32.5%

Total liabilities	442,013	63.4%	437,868	74.4%

Shareholders' equity
Capital stock	207,617		105,349
Other reserves	95,620		96,058
Retained earnings (losses)	(50,450)		2,263
Results for the period	2,873		(52,713)

Total Group Shareholders' equity	255,660	36.6%	150,957	25.6%

Minority interests	24		22
Total liabilities and shareholders' equity	697,697	100%	588,847	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 6/30/2006 € 000	Period ended 6/30/2005 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	2,260	(3,549)
Change in cumulative translation adjustment	(589)	1,443
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	394	645
- Amortisation, depreciation	10,208	14,622
- Taxes paid	(107)	(307)
Change in operating assets and liabilities
- Working capital	18,096	27,650
- Other current assets	(1,311)	(392)
- Other current liabilities	6,177	6,498
- Due to tax authorities	2,506	2,573
- Deferred tax assets	3,572	(207)
- Deferred tax liabilities	2,241	868
- Employee benefits	(338)	361
- Provisions for risks and charges	136	—
- Restructuring reserve	(4,668)	—
- Other		(3,219)

Net cash generated by operating activities (A)	38,577	46,986

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(3,641)	(4,176)
Net change in intangible fixed assets	(10,441)	(9,183)
Disposal from property, plant and equipment	133	201
Other fixed assets	19	41

Net cash used in investing activities (B)	(13,930)	(13,117)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	24,647	33,869

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(20,657)	(29,825)
Interests cashed (paid)	(2,108)	68
Change in minority interests	2	—
Increase in share capital and reserves	78,860	385

Change in cash generated by financing activities	56,097	(29,372)

Increase (decrease) in cash on hand, bank deposits and securities	80,744	4,497

Cash and cash equivalents, beginning of year	53,017	49,327

Cash and cash equivalents, end of period/ year	133,761	53,824

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended 6/30/2006 $ 000	Period ended 6/30/2005 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year	2,873	(4,512)
Change in cumulative translation adjustment	(748)	1,834
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	501	820
- Amortisation, depreciation	12,977	18,589
- Taxes paid	(136)	(390)
Change in operating assets and liabilities
- Working capital	23,005	35,151
- Other current assets	(1,667)	(498)
- Other current liabilities	7,853	8,261
- Due to tax authorities	3,186	3,271
- Deferred tax assets	4,541	(263)
- Deferred tax liabilities	2,849	1,103
- Employee benefits	(430)	459
- Provisions for risks and charges	173	—
- Restructuring reserve	(5,934)	—
- Other		(4,092)

Net cash generated by operating activities (A)	49,043	59,733

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(4,628)	(5,309)
Net change in intangible fixed assets	(13,274)	(11,674)
Disposal from property, plant and equipment	169	255
Other fixed assets	24	53

Net cash used in investing activities (B)	(17,709)	(16,675)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	31,334	43,058

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(26,261)	(37,916)
Interests cashed (paid)	(2,680)	86
Change in minority interests	2	—
Increase in share capital and reserves	100,255	489

Change in cash generated by financing activities	71,316	(37,341)

Increase (decrease) in cash on hand, bank deposits and securities	102,650	5,717

Cash and cash equivalents, beginning of year	67,400	62,709

Cash and cash equivalents, end of period/ year	170,050	68,426

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date:	August 3rd, 2006	By:	/s/ Federico Strano

		Name:	Federico Strano
		Title:	Director, Investor Relations